UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

05 August 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Preliminary results
Year ended 30 June 2025	5 August 2025

	Reported results			Adjusted results(1)
	F25	vs F24		F25	vs F24
Net sales	$20,245m	(0.1)%	Organic net sales movement	$338m	1.7%(2)
Operating profit	$4,335m	(27.8)%	Operating profit before exceptional items	$5,704m	(0.7)%(2)
Operating profit margin	21.4%	(819)bps	Operating profit margin before exceptional items	28.2%	(68)bps(2)
Net profit	$2,538m	(39.1)%
Basic earnings per share	105.9c	(38.9)%	Basic earnings per share before exceptional items	164.2c	(8.6)%
Net cash flow from operating activities	$4,297m	$192m	Free cash flow	$2,748m	$139m

Organic net sales growth balanced between volume and price/mix

● Reported net sales of $20.2 billion declined 0.1% due to unfavourable foreign exchange of (0.6)% and acquisition and disposal adjustments of (1.1)%, partially offset by hyperinflation adjustments and organic net sales growth.
● Organic net sales growth of 1.7% was driven by organic volume growth of 0.9% and positive price/mix of 0.8%. Excluding the impact of the Cîroc transaction, organic net sales growth was 1.5%, with 0.8% volume growth and 0.7% price/mix.(3)
● Diageo grew or held total market share in 65%(4) of total net sales in measured markets, including in the US.

Gross margin expansion more than offset by investment in overheads, operating profit slightly down

● Reported operating profit declined 27.8% and reported operating profit margin declined 819bps, primarily due to exceptional impairment and restructuring costs, unfavourable foreign exchange and a decline in organic operating margin.
● Organic operating profit declined by 0.7%; organic operating profit margin declined 68bps, mainly due to continued investment in overheads, partly offset by slight gross margin expansion. Excluding the impact of the Cîroc transaction,(3) organic operating profit declined 1.0%, in line with prior guidance, and organic operating margin declined 70bps.
● EPS pre-exceptionals was 164.2 cents, down 8.6%.

Increased cash flow, focus on reducing leverage through Accelerate

● Net cash flow from operating activities increased by $0.2 billion to $4.3 billion. Free cash flow increased by $0.1 billion to $2.7 billion.
● Net debt as at 30 June 2025 was $21.9 billion, with a leverage ratio of 3.4x net debt to adjusted EBITDA,(5) in line with the guidance range of 3.3-3.5x.
● Recommended full year dividend of 103.48 cents.

Accelerate on track with savings target increased; fiscal 26 outlook provided

● Firm focus on productivity, driving cash and growth. Cost savings programme target increased to c.$625 million, up from c.$500 million.
● In fiscal 26, expect organic sales growth to be similar to fiscal 25 and organic operating profit growth to be mid-single-digit, including the impact of tariffs as at this time.

Nik Jhangiani, Interim Chief Executive commented:

I am pleased to report on our fiscal 25 results which in a challenging year, were in line with our guidance. We delivered 1.7% organic net sales growth reflecting the strength of our portfolio and our diversified footprint. While we are encouraged by areas of progress and the standout performance from Don Julio, Guinness and Crown Royal Blackberry, there is clearly much more to do across our broader portfolio and brands. We recognise the need to drive meaningful growth opportunities in an evolving TBA landscape, and we are sharpening our strategy to accelerate growth.

Our Accelerate programme is progressing well and is central to creating a more agile operating model. As such, I am pleased to announce that we are increasing our cost savings target by c.$125 million, to c.$625 million over the next three years. We are also committed to strengthening our balance sheet and expect to deliver c.$3 billion free cash flow in fiscal 26, increasing financial flexibility whilst continuing to invest for longer term growth.

While macroeconomic uncertainty and the resulting pressure on consumers continues to weigh on the spirits sector, we believe in the attractive long-term fundamentals of our industry and in our ability to continue to outperform as the TBA landscape evolves. We are focused on what we can manage and control and executing at pace. The Board and management are committed to delivering improved financial performance and stronger shareholder returns on a sustained basis.

(1)   See pages 39-46 for an explanation and reconciliation of non-GAAP measures.
(2)   Represents organic movement.
(3)   On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group's financial statements and is now accounted for as an investment in associate.
(4)   Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps and the descriptions applied of gaining, holding or losing share by the Company or brands are based on estimated performance within that tolerance. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share in the fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 89% of total Diageo net sales value for the twelve months ended 30 June 2025.
(5)   Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).

See pages 39-46 for an explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, EPS before exceptional items, adjusted net debt, adjusted EBITDA and tax rate before exceptional items. Unless otherwise stated, movements in results are for the year ended 30 June 2025 compared to the year ended 30 June 2024.

Outlook

Outlook for fiscal 26

Organic net sales growth expected to be at a similar level to fiscal 25 given a continued challenging market. Growth will be more weighted to the second half, with organic net sales down slightly in the first half.

Organic operating profit growth expected to be mid-single-digit, skewed to the second half, and will be supported by cost savings from the Accelerate programme. This also includes the impact of tariffs as at this time.

Taxation - we expect the tax rate before exceptional items for fiscal 26 to be c.25% (fiscal 25: 24.9%).

Effective interest rate - we expect the effective interest rate for fiscal 26 to be c.4.0% (fiscal 25: 4.1%).

Capital expenditure in fiscal 26 is expected to be lower than the spend in fiscal 25 and in the range of $1.2 - $1.3 billion (fiscal 25: $1.5 billion).

Free cash flow expected to be c.$3 billion (fiscal 25: $2.7 billion). This includes exceptional cash costs related to the Accelerate programme.

Strategy update - at a glance
In May 2025, we launched the Accelerate programme to strengthen Diageo's foundations for long-term, sustainable growth. Phase one is progressing well, with good momentum across markets. The programme sets out clear cash delivery targets and a disciplined approach to operational excellence and cost efficiency. It will also shift how we operate: creating a more agile and efficient business, enabling us to optimise investment and allocate resources more effectively. Collectively, we expect this to deliver better growth.

Through our prioritisation tools and enhancing our data-driven frameworks, we are focused on accelerating growth by directing investment to higher growth opportunities. Don Julio delivered double-digit growth in all regions and gained share in measured markets representing >90% of net sales, Guinness delivered double-digit growth, and gained share in its three largest markets, while Guinness Microdraught opened new global distribution opportunities. In whisky, Johnnie Walker gained share of international whisky and scotch; with innovation importantly supporting recruitment.

Optimising A&P spend remains a key focus, with more targeted investment and greater efficiency across our marketing operations. This is well underway and a key priority for the coming year. In fiscal 2025, we reduced development costs (non-working) to 14% of A&P spend, down from 21% in fiscal 2024, leveraging our AI-driven content production and agile ways of workings across our marketing function, including Agile Brand Communities, and Conscious Create Teams.

Moderation is a significant growth opportunity for Diageo, particularly in an evolving TBA landscape. This is supported by our leadership in non-alcoholic spirits, more than four times the size of our nearest competitor.(1) In fiscal 2025, our non-alc portfolio organic net sales grew c.40%. We extended our non-alc leadership with the acquisition of Ritual Beverage Company LLC in the US. Guinness 0.0 delivered double-digit growth. RTDs can also play a key role in moderation - offering convenience and often lower ABV options. We initiated a more targeted strategy for RTDs in selective key RTD markets, with some encouraging early signs.

In the US, our spirits route-to-market has benefited from increased investment in capability building, commercial execution and investing in key accounts, and we are seeing early signs of incremental growth. We continue to optimise our supply chain, with a new manufacturing and warehouse facility announced in Montgomery, Alabama, to increase efficiency and sustainability. Additionally, in Europe, we introduced a new strategy and operating model under Accelerate, including targeted investments and more standalone markets. Across Diageo, we are embedding a more performance-driven culture, focused on speed, agility, continuous improvement, and leadership accountability.

(1) RSV IWSR 2024

Dividend
The recommended final dividend for the year ended 30 June 2025, to be proposed to shareholders for approval at the Annual General Meeting to be held on 6 November 2025 is 62.98 cents per share. This will bring the recommended full year dividend to 103.48 cents per share. Subject to approval by shareholders, the final dividend will be per share paid to holders of ordinary shares and US ADRs on the register as at 17 October 2025. The ex-dividend date is 16 October 2025 for holders of ordinary shares, and 17 October 2025 for holders of US ADRs. The final dividend, once approved by shareholders, will be paid to holders of ordinary shares and US ADRs on 4 December 2025. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 7 November 2025. The dividend per share in pence to be paid to ordinary shareholders will be announced on 20 November 2025 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three days preceding the sterling equivalent announcement of the interim dividend. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 7 November 2025.

To view the final results document in full, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9305T_1-2025-8-4.pdf

In accordance with DTR 6.3.5(1A), the final results document has been submitted to the National Storage Mechanism in full unedited text and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Presentation for analysts and shareholders

Pre-recorded audio webcast and presentation slides
At 07:05 (UK time) on Tuesday 5 August 2025, Nik Jhangiani, Interim Chief Executive and Sonya Ghobrial, Global Head of Investor Relations, will present Diageo's preliminary results as a pre-recorded audio webcast. This will be available to view at https://www.diageo.com/en/investors/results-reports-and-events/2025-preliminary-results. The presentation slides and script will also be available to download.

Live Q&A conference call
Nik Jhangiani and Sonya Ghobrial will be hosting a Q&A conference call on Tuesday 5 August 2025 at 09:30 (UK time).
For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility.

Please dial in 15 minutes ahead of the scheduled start time to register before the call begins.

From the UK: From the UK (free call): From the USA: From the USA (free call): Passcode:	+44 (0)20 3936 2999 0808 189 0158 +1 646 233 4753 +1 855 979 6654 341561

Transcript and audio recording
Following the Q&A conference call, a transcript and audio recording will be available from the link below:
https://www.diageo.com/en/investors/results-reports-and-events/2025-preliminary-results

Calendar for future events
6 November 2025	Q1 F26 Trading update and AGM
25 February 2026	Interim results for six months ending 31 December 2025
May 2026	Q3 F26 Trading Update
August 2026	Preliminary results for year ending 30 June 2026

Enquiries
Investors:	Sonya Ghobrial +44 (0)7392 784784 Andy Ryan +44 (0)7803 854842 Grace Murphy +44 (0)7514 726167 investor.relations@diageo.com
Media:	Brendan O'Grady +44 (0)7812 183750 Rebecca Perry +44 (0)7590 809101 Clare Cavana +44 (0)7751 742072 Isabel Batchelor +44 (0)7731 988857 press@diageo.com
Diageo plc LEI:	213800ZVIELEA55JMJ32

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Ketel One, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 05 August 2025

By:___/s/ James Edmunds

James Edmunds

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99.1	Diageo Preliminary Results 2025